Enoch Ko Work History

Soraban
Founder and CEO, 2019 – present
We provide financial due diligence & assurance service fast and affordable.

AppOmni
Engineer, 2018-2019

Drawbackwards
Senior Software Engineer, 2017 – 2019
Worked with clients like Sophos, First Solar, and a few other enterprises

VentureScalers
Software Engineers, 2017 – 2019
Worked with several notable clients. Mainly worked on:
- Mobile Development using React-Native
- Frontend Web Development using Vue.js & React.js
- API development using Ruby on Rails, Nod